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                                                     October 28, 2005





Vincent J. Di Stefano
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0504

         Re:  Global High Income Dollar Fund Inc. (the "Fund")
              File Nos. 333-127896 and 811-7540

Dear Mr. Di Stefano:

         This letter responds to comments received from the staff ("Staff") of the U.S. Securities and Exchange Commission ("SEC") by letter dated October 6, 2005 with respect to the Fund's registration statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 8 to the Fund's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act") on Form N-2, filed August 26, 2005. The Staff's comments, and our responses thereto, are provided below.

PROSPECTUS

COMMENT 1. PLEASE DO NOT PRINT ENTIRE PARAGRAPHS OF DISCLOSURE ONLY IN CAPITAL LETTERS, BUT EMPLOY THE STANDARD PRACTICE OF USING CAPITAL AND LOWER CASE LETTERS. TO EMPHASIZE PARTICULAR ITEMS OF DISCLOSURE, PLEASE USE BOLD-FACE TYPE, ITALICS OR UNDERLINING.

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN ACCORDANCE WITH THIS
               COMMENT.

COMMENT 2.     THE DISCLOSURE IN THIS SECTION INDICATES THAT THE FUND MAY
               TAKE MORE THAN ONE MONTH TO INVEST THE PROCEEDS OF THIS OFFERING.
               IF THE FUND MAY TAKE MORE THAN THREE MONTHS TO INVEST THE
               PROCEEDS, PLEASE SO INDICATE, AND DISCLOSE THE REASONS FOR THE
               DELAY. SEE GUIDE 1 TO FORM N-2.

RESPONSE:      INVESTMENT OF THE PROCEEDS IS EXPECTED TO TAKE UP TO ONE MONTH
               FROM THEIR RECEIPT BY THE FUND. THE FUND DOES NOT ANTICIPATE IT
               TAKING MORE THAN

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Vincent J. Di Stefano
October 26, 2005
Page 2



               THREE MONTHS. WE HAVE REVISED THE DISCLOSURE ON PAGES 3 AND 30 TO REFLECT THIS.

COMMENT 3.     THE FILING CURRENTLY DOES NOT DISCLOSE THE RATIO OF THE RIGHTS
               OFFERING. PLEASE NOTE, WHEN THE INFORMATION IS COMPLETED, THAT
               THE RATIO OF THE OFFERING MAY NOT EXCEED ONE NEW SHARE FOR EACH
               THREE RIGHTS HELD. SEE ASSOCIATION OF PUBLICLY TRADED INVESTMENT
               FUNDS NO ACTION LETTER, REF. NO. 85-299-CC (PUB. AVAIL.
               AUGUST 2, 1985).

RESPONSE:      ON OCTOBER 24, 2005, THE FUND'S BOARD OF DIRECTORS APPROVED THE
               TERMS OF A NON-TRANSFERABLE RIGHTS OFFERING OF ADDITIONAL COMMON
               STOCK OF THE FUND TO SHAREHOLDERS OF RECORD AS OF NOVEMBER 10,
               2005, ONE NON-TRANSFERABLE RIGHT FOR EACH WHOLE SHARE OF COMMON
               STOCK HELD, ROUNDED UP TO THE NEAREST NUMBER OF RIGHTS DIVISIBLE
               BY THREE. THE RATIO IS NOW INCLUDED IN THE FILING. THE RATIO
               OF THE OFFERING WILL BE ONE NEW SHARE FOR EVERY THREE RIGHTS
               HELD.

COMMENT 4.     THE DISCLOSURE DOES NOT INDICATE THE EXTENT TO WHICH THE FUND
               WILL INVEST IN FOREIGN SECURITIES. THE STAFF TAKES THE POSITION
               THAT A "GLOBAL" FUND MUST INVEST IN A MANNER CONSISTENT WITH THAT
               TERM BY INVESTING SUBSTANTIALLY, I.E., AT LEAST 50% OF ASSETS, IN
               A NUMBER OF FOREIGN COUNTRIES AROUND THE GLOBE. PLEASE REVISE
               DISCLOSURE ACCORDINGLY.

RESPONSE:      PLEASE NOTE THAT, AS SET FORTH IN THE PROSPECTUS ON PAGE 6, UNDER
               NORMAL MARKET CONDITIONS, THE FUND INVESTS AT LEAST 65% OF ITS
               TOTAL ASSETS IN DEBT SECURITIES OF ISSUERS LOCATED IN EMERGING
               MARKET COUNTRIES. AS USED IN THE PROSPECTUS, EMERGING MARKET
               COUNTRIES GENERALLY INCLUDE EVERY COUNTRY IN THE WORLD OTHER THAN
               THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, NEW ZEALAND AND MOST
               WESTERN EUROPEAN COUNTRIES. AS A RESULT, THE FUND CURRENTLY
               INVESTS IN A MANNER CONSISTENT WITH THE TERM "GLOBAL" IN ITS
               NAME.

COMMENT 5.     PLEASE DISCLOSE THAT THE ADVISOR HAS A CONFLICT OF INTEREST
               WITH RESPECT TO THE RIGHTS OFFERING BECAUSE ITS FEE, BEING
               ASSET-BASED, WILL INCREASE AS A RESULT OF THE OFFERING.

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN ACCORDANCE WITH THIS
               COMMENT ON PAGE 19.

COMMENT 6.     PLEASE DISCLOSE THE FUND'S ANTICIPATED AVERAGE PORTFOLIO
               DURATION AND/OR MATURITY. PLEASE DISCLOSE THE RISKS ATTENDANT
               WITH INVESTING IN SECURITIES OF THE STATED DURATION OR MATURITY.

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN ACCORDANCE WITH THIS
               COMMENT ON PAGE 7.

COMMENT 7.     HAS THE FUND EVER MADE A DISTRIBUTION WHICH INCLUDED A RETURN
               OF CAPITAL? IF SO, PLEASE DISCLOSE THE FREQUENCY AND EXTENT OF
               THE RETURNS OF CAPITAL.

RESPONSE:      THE FUND REPORTED A RETURN OF CAPITAL DURING THE CALENDAR YEARS
               ENDED 2001, 2002 AND 2003 WITH A RETURN OF CAPITAL OF $0.46 OUT
               OF TOTAL DIVIDENDS AND DISTRIBUTIONS OF $1.61 PER SHARE IN
               2001, $0.27 OUT OF $1.58 PER SHARE IN 2002 AND $0.02 OUT OF
               $1.68 PER SHARE IN 2003. THIS INFORMATION HAS NOW BEEN INCLUDED
               IN THE PROSPECTUS ON PAGE 54.



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Vincent J. Di Stefano
October 26, 2005
Page 3




               IN ADDITION, THE FUND'S FINAL DISTRIBUTION FOR EACH CALENDAR YEAR WILL INCLUDE ANY REMAINING NET INVESTMENT INCOME UNDISTRIBUTED DURING THE YEAR, AS WELL AS ANY UNDISTRIBUTED NET REALIZED CAPITAL GAIN. IF THE AMOUNT OF THE FUND'S
               NET INVESTMENT INCOME AND NET REALIZED CAPITAL GAINS, IF
               ANY, DETERMINED AS OF THE CLOSE OF THE FUND'S TAXABLE YEAR,
               IS LESS THAN THE AGGREGATE AMOUNT OF THE FUND'S DISTRIBUTIONS, THE DIFFERENCE WILL GENERALLY BE A TAX-FREE RETURN OF CAPITAL DISTRIBUTED FROM THE FUND'S ASSETS. THE TOTAL DISTRIBUTIONS MADE IN ANY CALENDAR YEAR GENERALLY WOULD BE TREATED AS ORDINARY DIVIDEND INCOME (EXCEPT TO THE EXTENT DERIVED FROM ANY LONG-TERM CAPITAL GAIN) TO THE EXTENT OF THE FUND'S CURRENT AND ACCUMULATED EARNINGS AND PROFITS. DISTRIBUTIONS IN EXCESS OF THE FUND'S CURRENT AND ACCUMULATED EARNINGS AND PROFITS WOULD FIRST BE A TAX-FREE RETURN OF CAPITAL TO THE EXTENT OF THE ADJUSTED TAX BASIS IN THE SHARES.

COMMENT 8.     PLEASE DISCLOSE THAT LOWER RATED DEBT SECURITIES ARE ALSO KNOWN
               AS "JUNK."

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN ACCORDANCE WITH THIS
               COMMENT ON PAGE 12.

COMMENT 9.     SINCE THE FUND IS NON-DIVERSIFIED, PLEASE DELETE THE PARAGRAPH
               TITLED "ADDITIONAL DIVERSIFICATION."

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN ACCORDANCE WITH THIS
               COMMENT.

COMMENT 10.    THIS SECTION DISCUSSES A POSSIBLE MARGINAL REDUCTION IN THE
               FUND'S EXPENSE RATIO RESULTING FROM THE INCREASE IN FUND ASSETS
               RESULTING FROM THIS OFFERING. IS THIS UNCERTAIN, INSIGNIFICANT
               CHANGE IN THE EXPENSE RATIO TRULY A "PURPOSE OF THE OFFERING?"
               PLEASE DISCLOSE THE TRUE PURPOSE OR PURPOSES OF THE OFFERING.

RESPONSE:      THE BOARD OF DIRECTORS WAS ADVISED BY UBS GLOBAL AM THAT THE FUND
               COULD ACHIEVE ADDITIONAL ECONOMIES OF SCALE AS A RESULT OF AN
               INCREASE IN THE FUND'S TOTAL ASSETS WHICH WOULD ALSO BENEFIT
               SHAREHOLDERS WHO DID NOT FULLY EXERCISE THEIR RIGHTS. UBS GLOBAL
               AM BELIEVES THAT THE INCREASE IN ASSETS FROM THE OFFER MAY
               MARGINALLY REDUCE THE FUND'S EXPENSES AS A PERCENTAGE OF AVERAGE
               NET ASSETS PER SHARE OVER TIME BECAUSE FIXED COSTS WOULD BE
               SPREAD OVER A GREATER NUMBER OF SHARES. THIS REDUCTION, WHILE NOT
               THE MAIN PURPOSE OF THE OFFERING, ENTERED THE BOARD'S
               CONSIDERATION AND THUS IS REFLECTED IN THE PROSPECTUS. ALSO
               THE FUND'S MANAGEMENT FEE WOULD BE AT A REDUCED RATE BECAUSE
               OF A BREAKPOINT IF THE RIGHTS OFFERING OCCURS, THIS REDUCED
               MANAGEMENT FEE WOULD BENEFIT ALL SHAREHOLDERS NOT JUST THOSE
               EXERCISNG THEIR RIGHTS.

STATEMENT OF
ADDITIONAL
INFORMATION

COMMENT 11.    THIS DISCLOSURE DOES NOT CONTAIN A REASONABLY DETAILED
               DISCUSSION OF THE MATERIAL FACTORS THAT FORMED THE BASIS FOR THE
               BOARD OF DIRECTORS APPROVING THE INVESTMENT ADVISORY CONTRACT.
               PLEASE REVISE THE


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Vincent J. Di Stefano
October 26, 2005
Page 4


               DISCLOSURE ACCORDINGLY. SEE INSTRUCTION TO ITEM 18.13 OF FORM
               N-2.

RESPONSE:      THE REQUESTED CHANGE HAS BEEN MADE IN THE SAI ACCORDANCE WITH
               THIS COMMENT.

CLOSING

COMMENT 12.    PLEASE ADVISE US IF YOU HAVE SUBMITTED OR EXPECT TO SUBMIT AN
               EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH
               YOUR REGISTRATION STATEMENT.

RESPONSE:      WE HAVE NOT SUBMITTED OR EXPECT TO SUBMIT AN EXEMPTIVE
               APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH THE
               REGISTRATION STATEMENT.

COMMENT 13.    PLEASE INFORM THE STAFF OF THE INFORMATION THE FUND PROPOSES
               TO OMIT FROM THE FINAL PRE-EFFECTIVE AMENDMENT PURSUANT TO RULE
               430A UNDER THE SECURITIES ACT.

RESPONSE:      THE FORM OF PROSPECTUS FILED AS PART OF THE REGISTRATION
               STATEMENT THAT IS DECLARED EFFECTIVE MAY OMIT INFORMATION WITH
               RESPECT TO THE PUBLIC OFFERING PRICE, AMOUNT OF PROCEEDS, AND
               OTHER ITEMS DEPENDENT UPON THE OFFERING PRICE, DELIVERY DATES,
               AND TERMS OF THE SECURITIES DEPENDENT UPON THE OFFERING DATE
               AS PERMITTED BY RULE 430A.




                                   * * * * *

         We hope that the foregoing is responsive to each of the matters raised in your letter dated October 6, 2005. Please do not hesitate to contact the undersigned at 212.698.3889 if you have any questions regarding the foregoing.

Sincerely,



Stephen H. Bier